UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 30, 2008

Crucell NV
(Exact name of registrant as specified in its charter)

P.O. Box 2048 Archimedesweg 4 2333 CN Leiden The Netherlands
(Address of principal executive offices)

000-30962
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [ x ]       Form 40-F  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]       No  [ x ]

PRESS RELEASE

     Crucell 2008 Annual General Meeting of Shareholders
2007 Financial Statements Adopted; All Resolutions Approved

Leiden, The Netherlands (May 30, 2008) – Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced that the Annual General Meeting of Shareholders (AGM) held today in Leiden adopted the 2007 financial statements. In addition, the AGM approved the resignation of Mr. Dominik Koechlin as a member of the Supervisory Board and has appointed Mr. Steve Davis as member of the Supervisory Board. Dr. Cees de Jong was appointed as a member of Crucell’s Board of Management.

The shareholders of Crucell were represented in person, by proxy voting, or by voting instruction, representing a total of 23% of the total issued share capital entitled to vote.

The shareholders approved the resignation of Mr. Dominik Koechlin as a member of the Supervisory Board, effectively today. In addition the shareholders appointed Mr. Steve Davis as member of the Supervisory Board. The appointment is for a term of four years, until 2012.

As a member of the Board of Management the shareholders appointed Dr. Cees de Jong for a term of four years. The other members of the Board of Management, Dr. Ronald Brus, Mr. Leonard Kruimer and Dr. Jaap Goudsmit were re-appointed for a term of four years by Crucell’s shareholders.

Furthermore the AGM approved the 2007 financial statements and all other resolutions.

At the meeting Ronald Brus, CEO and Leon Kruimer, CFO discussed Crucell’s 2007 results, reiterated the outlook for 20081, and shared with the shareholders their view on the business and strategy of the company. The presentation of the AGM is available at the company’s website www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on May 7, 2008, and in particular the section entitled “Risk Factors”. Crucell N.V. prepares its financial statements under International Financial Reporting Standards (IFRS).

1 Total revenue and other operating income growth of 20% in constant currencies (weighted average EUR/USD rate of 1.38 in 2007); higher margins; positive cash flow.

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About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharma company focused on research, development, production and marketing of vaccines, proteins and antibodies that prevent and treat primarily infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6® production technology. The Company licenses its PER.C6® technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

Financial Calendar:
12 August 2008	Q2 Results 2008
11 November 2008	Q3 Results 2008
17 February 2009	Q4 Results 2008

For further information please contact:

Crucell N.V.
Oya Yavuz
Director Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Crucell NV (Registrant)
May 30, 2008 (Date)	/s/ OYA YAVUZ Oya Yavuz Director of Investor Relations